May 14, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer Gowetski, Esq.
Elaine Wolff, Esq.

Re:	LiveWorld, Inc.
Registration Statement on Form 10-SB
File No. 000-26657
Ladies and Gentlemen:
     LiveWorld, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form 10-SB (File No. 000-26657) (the “Registration Statement”), originally filed with the Commission on March 21, 2007, together with all exhibits and amendments thereto. The Company has determined to withdraw the Registration Statement prior to effectiveness and refile a new Form 10-SB, which includes changes responsive to your comments sent to the Company in a letter dated April 20, 2007.
     We would appreciate if you would please provide John B. Turner and Michael Post of Wilson Sonsini Goodrich & Rosati, Professional Corporation, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (650) 493-6811.
     Should you have any questions regarding this matter, please contact John B. Turner at (650) 565-3599. Thank you for your assistance.

LIVEWORLD, INC.
/s/ David Houston
David Houston
Chief Financial Officer